EXHIBIT 99.1

OZONE STERILIZATION PROVEN TO KILL SARS-COV VIRUS

There are currently no examples in the public domain, of ozone sterilization being used to kill the current strain of Coronavirus, SARS-CoV-2 (technical name of the Coronavirus which causes the COVID-19 disease). However, there are reasons to believe it would be effective:

- During the SARS epidemic of 2003, ozone sterilization was successfully used to purify environments infected with the deadly Coronavirus, SARS-CoV-1, the virus which causes the SARS disease.
- As SARS-Cov-1 is also a member of the Coronavirus family, it is highly likely that ozone sterilization would be effective at killing SARS-CoV-2, the Coronavirus which causes the COVID-19 disease.

HOW DOES OZONE STERILIZATION KILL CORONAVIRUSES?

Coronaviruses are classified as "enveloped viruses",

which are typically more susceptible to "Physico-chemical challenges".

In other words, they do not like being exposed to ozone.

Ozone destroys this type of virus by breaking through the outer shell into the core, resulting in damage to the viral RNA. Ozone can also damage the outer shell of the virus in a process called oxidation.

Put simply, exposing Coronaviruses to sufficient ozone dose (ppm x time) can result in them being 99% damaged or destroyed.

OZONE SANITATION TECHNOLOGIES, INC.
MASTER DISTRIBUTOR AGREEMENT

THIS AGREEMENT between HSR Technologies, Inc., herein refer to as the "Master Distributor" and Ozone Sanitation Technologies, Inc. herein refer to as "Manufacturer" is executed on this 25TH day of June,2020.

1. APPOINTMENT

The Manufacturer hereby authorizes HSR Technologies, Inc the title of Master Distributor and grants Exclusive Territory Rights of the manufacturer's ozone equipment for further sales in South America including Latin America continent Africa ,Middle East, South East Asia, Far East Asia, Europe EU,EC,EEC, United Kingdom, and Commonwealth Australia.

The Manufacturer hereby authorizes HSR Technologies, Inc the title of Master Distribution and the Exclusive Territory Rights of the manufacturer's ozone equipment for further sales in North America for the transportation sector.

The Manufacturer hereby authorizes HSR Technologies, non-exclusive rights of the manufacturer's ozone equipment for further sales in North America for any other sector including but not limited to housing, financial institutions, healthcare, hospitality, education, churches, fitness clubs, food & beverage processors, grocery stores, office buildings, etc.

2. CONDITIONS OF APPOINTMENT

At this time, the Manufacturer is seeking to expand its business and sales for its ozone air purification & disinfection equipment for use in commercial office buildings, healthcare facilities, food & beverage processing companies, restaurants, hotels, schools, banks, auto dealerships, airlines, trains, and grocery stores, any housing facilities and any place of public use as mentioned in the paragraph one (1) above

Master Distributor is an independent Contractor / Distributor and agrees to following terms and conditions.

A. Manufacturer agrees to private label ozone equipment for Master Distributor.
B. Manufacturer agrees Master Distributor shall retain all rights to their Clients.
C. Manufacturer agrees to provide Master Distributor training of Manufacturer's equipment and ongoing maintenance support for fee beyond the warranty period of 12 months.
D. Master Distributor agrees to pay fair market value to Manufacturer for Distribution & Territorial Rights.

    1. Fee Agreement by Master Distributor:

        a. Master Distributor agrees to pay to the Manufacturer one hundred fifty million dollars ($150,000,000) as a fee in form of Stock of AMERI METRO Class B Shares and Class C Shares subject to trading price.

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b. Manufacturer agrees to accept 48,000 shares of Ameri Metro, Inc. Class B shares priced at $3,000 per share and 100,000 Class C shares priced at $60.00 per share upon execution of this agreement by Manufacturer and Master Distributor.

c. Ameri Metro shares shall be issued in the name of Manufacturer.

d. Ameri Metro, Inc. Class B shares that were previously registered in an S-1 registration statement with the United States of America Securities & Exchange Commission.

3. EQUIPMENT PRICING

Master Distributor shall receive a 20% discount off the Manufacturer's list price of all ozone equipment. List prices are published quarterly, and any equipment price changes will be effective 90 days after notice.

Terms of the payment for equipment order: Master Distributor agrees to pay 25% for all equipment with Written Purchase Orders, 35% ten days before shipping of equipment, and 40% upon delivery of equipment to Master Distributor. All shipping costs are to be paid by Master Distributor prior to any shipment.

4. TERMINATION

This Agreement may only be terminated by either party due to a breach of contract, fraud, or criminal activity, etc. In the event of a termination, any pending purchase order payments made by Master Distributor shall be refunded to Master Distributor.

5. MUTUAL COVENANT, RESTRICTIONS AND PROTECTIONS

Master Distributor is guaranteed exclusive rights for all sales and distribution of equipment in the Middle East, Africa, South America, Asia, Europe, EU,EC,EEC, United Kingdom, and Commonwealth Australia.

Additionally, Master Distributor is guaranteed exclusive rights for all sales and distribution of equipment for the transportation industry in North America.

6. SCOPE

It is understood that Master Distributor is acting on its own behalf and shall have no authority to enter into any commitments on the Manufacturer's behalf. Master Distributor has NO authority to:

A. Sign for or on the behalf of or otherwise obligate the Manufacturer.
B. Make any representations other than those contained in the written materials provided by the Manufacturer.

7. CLIENT PROTECTION

Master Distributor shall be granted rights for a period of 25 years by The Manufacturer.

Master Distributor shall be granted the title of Master Distribution and the Territory Rights of the manufacturer's ozone equipment for further sales in South America, Africa, Middle East, South East Asia, Far East Asia, Europe EU,EC,EEC, United Kingdom, and the Commonwealth of Australia.

During that 25-year period Master Distributor shall be required to purchase a minimum of $5,000,000 USD of equipment from manufacturer per year in order to retain exclusive territory rights. Once, Master Distributor has purchased $150,000,000 in equipment from Manufacturer, no further annual minimum equipment purchases exist in order to retain exclusive rights.

8. MATERIAL CONTENT

Manufacturer grants permission to fully use, re-print, re-format, and or exert writings and material, including internet material, content and links for the purposes of general information and education in regard to ozone, and the Manufacturer's products, goods and services. At all times full credit will be attributed including name, Manufacturer and when appropriate, contact information and links to email and URLs. Furthermore, at no time shall the nature of any content be altered to represent a new or different meaning, intention, or scope.

9. AMENDMENTS

This Agreement may only be amended in writing by mutual consent of both parties.

10. APPLICABLE LAW

This Agreement is governed by and construed under the laws of the State of Delaware, and any action brought by either party against the other party to enforce or interpret this Agreement shall be brought in arbitration as provided below.

11. ARBITRATION

Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in the State of Pennsylvania in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect. The prevailing party in any suit or arbitration proceeding brought or instituted with respect to this Agreement will be entitled to recover, in addition to other costs and damages, reasonable attorney's fees to be fixed by the Court or an arbitrator. Judgment may be entered on the arbitrator's award in any court having jurisdiction.

12. REPRESENTATIONS

Master Distributor hereby represents, warrants and covenants that: (i) Master Distributor will not disparage the Manufacturer, its subsidiaries or affiliates or their respective products, services, directors, officers or employees; (ii) directly or indirectly make or cause to be made any oral or written statement which, or is reasonably likely to be detrimental in any material respect to the business, operations, activities or reputation of the Manufacturer or any of its subsidiaries or affiliates or their respective directors, officers, or employees; and (iii) Master Distributor is not subject to any obligations or disability which will or might prevent Master Distributor from or interfering with the performance of services hereunder.

Master Distributor hereby indemnifies and holds Manufacturer and its successors and assigns, and each of its and their respective directors, officers, employees, stockholders and representatives (collectively, the "Indemnitees") harmless against all loss, cost, claim, damage, tax, assessment, liability or expense (including reasonable attorneys' and accountant's fees, costs of suit and costs of appeal) incurred by any Indemnitee in connection with or arising out of any breach of any representation, warranty, covenant or agreement made by Master Distributor.

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13. FILING

This contract is signed in duplicate. Master Distributor agrees to deliver one (1) copy to the Client within five (5) days of its execution by fax or mail; and retain one (1) copy for their files.

14. CONFIDENTIALITY; WORK PRODUCT

Master Distributor will not at any time during or after the term of this Agreement divulge, furnish or make accessible to anyone any knowledge or information with respect to confidential or secret aspects of the Manufacturer's business including, without limitation, customer or potential customer lists, intellectual property, business plans, financial statements, suppliers, acquisition opportunities and strategic relationships ("Confidential Information"). Any information, which (i) at or prior to the time of disclosure by Master Distributor was generally available to the public through no breach of this covenant, (ii) was available to the public on a non-confidential basis prior to its disclosure by Distributor or (iii) is subsequently lawfully obtained by Advisor/Distributor from a third party or parties, shall not be deemed Confidential Information for purposes hereof, and the undertaking in this covenant with respect to Confidential Information shall not apply hereto.

Master Distributor agrees that the Manufacturer will be the sole owner of any and all of works made or conceived or reduced to practice by Master Distributor made on behalf of the Manufacturer during the term of this Agreement including, without limitation, all intellectual property rights and Master Distributor hereby irrevocably assigns to the Manufacturer all right, title and interest in such works.

15. ENTIRE AGREEMENT

This Agreement, sets forth the entire agreement between the parties hereto and cannot be amended, modified, or changed orally. Manufacturer acknowledges that the Board of Directors of Ozone Sanitation Technologies, Inc. has passed a resolution authorizing this contract. The parties hereto have caused this Agreement to be executed by their duly authorized representatives as first dated above. This is a valid and enforceable agreement only if it contains all original signatures.

16. NOTICES

All notices hereunder shall be effective if sent by certified mail, postage prepaid to the following addresses.

If to the Manufacturer:

Ozone Sanitation Technologies, Inc.
31500 Grape Street #3401
Lake Elsinore, CA 92532

If to Master Distributor:

HSR Technologies, Inc
2575 Eastern Boulevard
York, PA 17402

17. SIGNATURES

MANUFACTURER
Signature: _____

Ozone Sanitation Technologies, Inc.
Phone: (951) 228-2151
Email: info@ozonesanitation.com

MASTER DISTRIBUTOR
HSR Technologies, Inc
Signature as CEO

_____
Name: SHAH MATHIAS
Company: HSR Technologies, Inc
Title: CEO
Address: 2575 Eastern Boulevard York. PA 17402
Phone: 717-434-0668
Email: SHAHMATHIAS@YAHOO.COM